EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.2 OF 2001
                     COUPON PERIOD ENDING 22 SEPTEMBER 2003

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USD NOTES
---------                                                                                   PRINCIPAL
                         FV OUTSTANDING                                 COUPON PAYMENTS      PAYMENTS     CHARGE OFFS
                              (USD)         BOND FACTOR   COUPON RATE        (USD)            (USD)          (AUD)
                         --------------     -----------   -----------   ---------------    -------------  -----------

CLASS A NOTES            381,583,785.94      47.697973%     1.24000%      1,392,097.81     48,370,925.00     0.00
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

--------------------------------------------------------------------------------------------------------------------
                                                                                            PRINCIPAL
                         FV OUTSTANDING                                 COUPON PAYMENTS     PAYMENTS    CHARGE OFFS
                              (AUD)         BOND FACTOR   COUPON RATE        (AUD)            (USD)         (AUD)
                         --------------     -----------   -----------   ---------------    ----------   -----------

CLASS B NOTES             37,550,000.00     100.000000%     5.10170%       493,355.36          0.00        0.00

CLASS C NOTES              3,235,000.00     100.000000%     5.32170%        44,336.32          0.00        0.00
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

                                                                     31-AUG-03
POOL SUMMARY                                                            AUD
------------                                                   -----------------

Outstanding Balance - Variable Rate Housing Loans                   633,402,472
Outstanding Balance - Fixed Rate Loans                              122,265,375
Number of Loans                                                           6,511
Weighted Average Current LVR                                             58.81%
Average Loan Size                                                      116,060
Weighted Average Seasoning                       38 mths
Weighted Average Term to Maturity               257 mths


PRINCIPAL COLLECTIONS                                                   AUD
--------------------                                           -----------------

Scheduled Principal Payments                                       6,462,561.85
Unscheduled Principal Payments                                    92,080,853.21
Redraws                                                            7,961,158.50
Principal Collections                                             90,582,256.56


TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                     ------------------

Principal Collections                                             90,582,256.56
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                         90,582,256.56

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                             90,582,256.56
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                         ------------------

Available Income                                                  14,733,799.94
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             14,733,799.94


REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                 ------------------

Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---
                                 JUL-03         AUG-03          SEP-03
                                 ------         ------          ------
               1 MTH CPR         32.04%         36.64%          34.47%


ARREARS
-------
                            % OF POOL
                          (BY BALANCE)
31 - 59 DAYS                  0.51%
60 - 89 DAYS                  0.16%
90+ DAYS                      0.17%
DEFAULTS                     0.003%
LOSSES                         Nil